 Exhibit 99.2
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Revenues and Other Income
Operating revenues, net of royalties (note 3)	10 145	6 427	27 983	18 047
Other income (loss) (note 4)	68	30	(41)	411
	10 213	6 457	27 942	18 458
Expenses
Purchases of crude oil and products	3 891	2 356	9 721	6 955
Operating, selling and general(1)	2 768	2 235	8 388	7 300
Transportation and distribution(1)	368	321	1 099	1 044
Depreciation, depletion, amortization and impairment (note 11)	1 218	1 738	4 220	7 406
Exploration	11	12	31	176
Gain on disposal of assets	(9)	(3)	(25)	(8)
Financing expenses (note 6)	652	35	992	1 241
	8 899	6 694	24 426	24 114
Earnings (Loss) before Income Taxes	1 314	(237)	3 516	(5 656)
Income Tax Expense (Recovery)
Current	386	(41)	898	(710)
Deferred	51	(184)	52	(795)
	437	(225)	950	(1 505)
Net Earnings (Loss)	877	(12)	2 566	(4 151)
Other Comprehensive Income (Loss)
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	61	(52)	(35)	80
Items That Will Not be Reclassified to Earnings:
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 13)	152	204	810	(195)
Other Comprehensive Income (Loss)	213	152	775	(115)
Total Comprehensive Income (Loss)	1 090	140	3 341	(4 266)
Per Common Share (dollars) (note 8)
Net earnings (loss) – basic and diluted	0.59	(0.01)	1.71	(2.72)
Cash dividends	0.21	0.21	0.63	0.89

(1)
Prior period amounts have been reclassified to align with the current year presentation of transportation and distribution expense. For the three months and nine months ended September 30, 2020, $40 million and $98 million, respectively, was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

See accompanying notes to the condensed interim consolidated financial statements.
48   2021 Third Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	September 30 2021	December 31 2020
Assets
Current assets
Cash and cash equivalents	2 309	1 885
Accounts receivable	4 184	3 157
Inventories	4 079	3 617
Income taxes receivable	129	727
Assets held for sale (note 14)	253	—
Total current assets	10 954	9 386
Property, plant and equipment, net (note 11)	66 031	68 130
Exploration and evaluation	2 225	2 286
Other assets	1 290	1 277
Goodwill and other intangible assets	3 484	3 328
Deferred income taxes	166	209
Total assets	84 150	84 616
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt (note 6)	1 484	3 566
Current portion of long-term debt (note 6)	611	1 413
Current portion of long-term lease liabilities	314	272
Accounts payable and accrued liabilities	6 864	4 684
Current portion of provisions	742	527
Income taxes payable	930	87
Liabilities associated with assets held for sale (note 14)	181	—
Total current liabilities	11 126	10 549
Long-term debt (note 6)	13 998	13 812
Long-term lease liabilities	2 573	2 636
Other long-term liabilities (note 13)	2 121	2 840
Provisions (note 12)	8 810	10 055
Deferred income taxes	9 222	8 967
Equity	36 300	35 757
Total liabilities and shareholders’ equity	84 150	84 616
See accompanying notes to the condensed interim consolidated financial statements.
2021 Third Quarter   Suncor Energy Inc.   49

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Operating Activities
Net Earnings (Loss)	877	(12)	2 566	(4 151)
Adjustments for:
Depreciation, depletion, amortization and impairment (note 11)	1 218	1 738	4 220	7 406
Deferred income tax expense (recovery)	51	(184)	52	(795)
Accretion (note 6)	76	71	227	209
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	282	(307)	(88)	290
Change in fair value of financial instruments and trading inventory	52	(89)	(63)	63
Gain on disposal of assets	(9)	(3)	(25)	(8)
Loss on extinguishment of long-term debt (note 6)	80	—	80	—
Share-based compensation	1	(44)	80	(333)
Exploration	—	—	—	80
Settlement of decommissioning and restoration liabilities	(74)	(39)	(187)	(183)
Other	87	35	251	77
Decrease (increase) in non-cash working capital (note 7)	2 077	79	2 036	(794)
Cash flow provided by operating activities	4 718	1 245	9 149	1 861
Investing Activities
Capital and exploration expenditures	(1 221)	(941)	(3 371)	(2 959)
Proceeds from disposal of assets	8	5	18	12
Other investments and acquisitions (note 11)	27	(3)	11	(90)
(Increase) decrease in non-cash working capital (note 7)	(2)	130	185	(414)
Cash flow used in investing activities	(1 188)	(809)	(3 157)	(3 451)
Financing Activities
Net (decrease) increase in short-term debt (note 6)	(1 155)	(370)	(2 061)	354
Net (decrease) increase in long-term debt (note 6)	(1 030)	—	(2 080)	2 634
Issuance of long-term debt (note 6)	—	—	1 423	—
Lease liability payments	(69)	(83)	(237)	(254)
Issuance of common shares under share option plans	—	—	3	29
Repurchase of common shares (note 9)	(704)	—	(1 665)	(307)
Distributions relating to non-controlling interest	(2)	(3)	(7)	(8)
Dividends paid on common shares	(309)	(321)	(943)	(1 350)
Cash flow (used in) provided by financing activities	(3 269)	(777)	(5 567)	1 098
Increase (Decrease) in Cash and Cash Equivalents	261	(341)	425	(492)
Effect of foreign exchange on cash and cash equivalents	13	(16)	(1)	21
Cash and cash equivalents at beginning of period	2 035	1 846	1 885	1 960
Cash and Cash Equivalents at End of Period	2 309	1 489	2 309	1 489
Supplementary Cash Flow Information
Interest paid	143	140	635	648
Income taxes (received) paid	(523)	118	(605)	696
See accompanying notes to the condensed interim consolidated financial statements.
50   2021 Third Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874
Net loss	—	—	—	(4 151)	(4 151)	—
Foreign currency translation adjustment	—	—	80	—	80	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $60	—	—	—	(195)	(195)	—
Total comprehensive income (loss)	—	—	80	(4 346)	(4 266)	—
Issued under share option plans	36	(5)	—	—	31	804
Repurchase of common shares for cancellation (note 9)	(124)	—	—	(183)	(307)	(7 527)
Change in liability for share repurchase commitment	65	—	—	103	168	—
Share-based compensation	—	26	—	—	26	—
Dividends paid on common shares	—	—	—	(1 350)	(1 350)	—
At September 30, 2020	25 144	587	979	9 634	36 344	1 525 151
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	2 566	2 566	—
Foreign currency translation adjustment	—	—	(35)	—	(35)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $255 (note 13)	—	—	—	810	810	—
Total comprehensive (loss) income	—	—	(35)	3 376	3 341	—
Issued under share option plans	3	—	—	—	3	100
Repurchase of common shares for cancellation (note 9)	(1 039)	—	—	(626)	(1 665)	(63 101)
Change in liability for share repurchase commitment	(132)	—	—	(78)	(210)	—
Share-based compensation	—	17	—	—	17	—
Dividends paid on common shares	—	—	—	(943)	(943)	—
At September 30, 2021	23 976	608	842	10 874	36 300	1 462 150
See accompanying notes to the condensed interim consolidated financial statements.
2021 Third Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally; transports and refines crude oil; and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2020. Beginning in the first quarter of 2021, the company has revised the presentation of its expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact on net earnings (loss) and comparative periods have been restated to reflect this change.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s consolidated financial statements for the year ended December 31, 2020.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s consolidated financial statements for the year ended December 31, 2020.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management’s estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three months and nine months ended September 30, 2021.
The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
52   2021 Third Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and Other Income
Gross revenues	3 705	1 949	744	512	6 304	4 027	5	5	10 758	6 493
Intersegment revenues	1 272	618	—	—	37	23	(1 309)	(641)	—	—
Less: Royalties	(504)	(36)	(109)	(30)	—	—	—	—	(613)	(66)
Operating revenues, net of royalties	4 473	2 531	635	482	6 341	4 050	(1 304)	(636)	10 145	6 427
Other income (loss)	76	40	4	(9)	(9)	(2)	(3)	1	68	30
	4 549	2 571	639	473	6 332	4 048	(1 307)	(635)	10 213	6 457
Expenses
Purchases of crude oil and products	442	171	—	—	4 710	2 840	(1 261)	(655)	3 891	2 356
Operating, selling and general(1)	2 004	1 650	101	118	502	417	161	50	2 768	2 235
Transportation and distribution(1)	277	236	23	24	79	71	(11)	(10)	368	321
Depreciation, depletion, amortization and impairment	1 098	1 242	(98)	261	193	214	25	21	1 218	1 738
Exploration	2	2	9	10	—	—	—	—	11	12
(Gain) loss on disposal of assets	—	(2)	—	—	(10)	(2)	1	1	(9)	(3)
Financing expenses (income)	97	81	14	14	10	11	531	(71)	652	35
	3 920	3 380	49	427	5 484	3 551	(554)	(664)	8 899	6 694
Earnings (Loss) before Income Taxes	629	(809)	590	46	848	497	(753)	29	1 314	(237)
Income Tax Expense (Recovery)
Current	154	(137)	164	30	166	101	(98)	(35)	386	(41)
Deferred	(9)	(141)	19	(9)	36	12	5	(46)	51	(184)
	145	(278)	183	21	202	113	(93)	(81)	437	(225)
Net Earnings (Loss)	484	(531)	407	25	646	384	(660)	110	877	(12)
Capital and Exploration Expenditures	935	661	64	99	142	156	80	25	1 221	941

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the three months ended September 30, 2020, $40 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

2021 Third Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and Other Income
Gross revenues	10 766	5 491	2 240	1 344	16 210	11 327	20	20	29 236	18 182
Intersegment revenues	3 198	2 045	—	—	82	69	(3 280)	(2 114)	—	—
Less: Royalties	(882)	(77)	(371)	(58)	—	—	—	—	(1 253)	(135)
Operating revenues, net of royalties	13 082	7 459	1 869	1 286	16 292	11 396	(3 260)	(2 094)	27 983	18 047
Other (loss) income	(5)	311	14	48	(48)	58	(2)	(6)	(41)	411
	13 077	7 770	1 883	1 334	16 244	11 454	(3 262)	(2 100)	27 942	18 458
Expenses
Purchases of crude oil and products	1 037	669	—	—	11 697	8 499	(3 013)	(2 213)	9 721	6 955
Operating, selling and general(1)	5 922	5 430	333	362	1 453	1 287	680	221	8 388	7 300
Transportation and distribution(1)	833	797	95	80	202	199	(31)	(32)	1 099	1 044
Depreciation, depletion, amortization and impairment	3 348	5 372	195	1 312	610	660	67	62	4 220	7 406
Exploration	7	60	24	116	—	—	—	—	31	176
(Gain) loss on disposal of assets	—	(2)	—	—	(18)	(6)	(7)	—	(25)	(8)
Financing expenses	274	254	48	31	32	26	638	930	992	1 241
	11 421	12 580	695	1 901	13 976	10 665	(1 666)	(1 032)	24 426	24 114
Earnings (Loss) before Income Taxes	1 656	(4 810)	1 188	(567)	2 268	789	(1 596)	(1 068)	3 516	(5 656)
Income Tax Expense (Recovery)
Current	445	(664)	333	47	472	162	(352)	(255)	898	(710)
Deferred	(40)	(643)	35	(161)	68	29	(11)	(20)	52	(795)
	405	(1 307)	368	(114)	540	191	(363)	(275)	950	(1 505)
Net Earnings (Loss)	1 251	(3 503)	820	(453)	1 728	598	(1 233)	(793)	2 566	(4 151)
Capital and Exploration Expenditures	2 308	2 108	197	409	637	334	229	108	3 371	2 959

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the nine months ended September 30, 2020, $98 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

54   2021 Third Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended September 30	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	3 354	—	3 354	2 040	—	2 040
Bitumen	1 623	—	1 623	527	—	527
	4 977	—	4 977	2 567	—	2 567
Exploration and Production
Crude oil and natural gas liquids	427	314	741	311	200	511
Natural gas	—	3	3	—	1	1
	427	317	744	311	201	512
Refining and Marketing
Gasoline	2 901	—	2 901	1 953	—	1 953
Distillate	2 559	—	2 559	1 534	—	1 534
Other	881	—	881	563	—	563
	6 341	—	6 341	4 050	—	4 050
Corporate and Eliminations
	(1 304)	—	(1 304)	(636)	—	(636)
Total Revenue from Contracts with Customers	10 441	317	10 758	6 292	201	6 493
Nine months ended September 30	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	9 995	—	9 995	6 131	—	6 131
Bitumen	3 969	—	3 969	1 405	—	1 405
	13 964	—	13 964	7 536	—	7 536
Exploration and Production
Crude oil and natural gas liquids	1 331	903	2 234	790	551	1 341
Natural gas	—	6	6	—	3	3
	1 331	909	2 240	790	554	1 344
Refining and Marketing
Gasoline	7 212	—	7 212	4 979	—	4 979
Distillate	6 876	—	6 876	4 798	—	4 798
Other	2 204	—	2 204	1 619	—	1 619
	16 292	—	16 292	11 396	—	11 396
Corporate and Eliminations
	(3 260)	—	(3 260)	(2 094)	—	(2 094)
Total Revenue from Contracts with Customers	28 327	909	29 236	17 628	554	18 182
2021 Third Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Energy trading activities
Gains (losses) recognized in earnings	41	(15)	50	152
Gains (losses) on inventory valuation	2	(18)	1	(28)
Short-term commodity risk management	(24)	22	(194)	121
Investment and interest income	11	29	57	78
Insurance proceeds(1)	38	—	38	49
Other	—	12	7	39
	68	30	(41)	411

(1)
Three and nine months ended September 30, 2021, includes insurance proceeds for the outage at the secondary extraction facilities at Oil Sands Base Plant and nine months ended September 30, 2020, includes insurance proceeds for the outage at MacKay River, both within the Oil Sands segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense (recovery) for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Equity-settled plans	4	7	17	26
Cash-settled plans	(2)	(51)	180	(120)
	2	(44)	197	(94)
6. Financing Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Interest on debt	213	225	639	666
Interest on lease liabilities	40	42	122	126
Capitalized interest	(38)	(29)	(106)	(94)
Interest expense	215	238	655	698
Interest on partnership liability	13	13	39	39
Interest on pension and other post-retirement benefits	15	14	44	41
Accretion	76	71	227	209
Foreign exchange loss (gain) on U.S. dollar denominated debt	282	(307)	(88)	290
Operational foreign exchange and other	(29)	6	35	(36)
Loss on extinguishment of long-term debt	80	—	80	—
	652	35	992	1 241
During the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of  $951 million) senior unsecured notes with a coupon interest of 3.60% originally scheduled to mature on December 1, 2024, for US$822 million ($1.0 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of  $80 million ($60 million after tax).
56   2021 Third Quarter   Suncor Energy Inc.

In the second quarter of 2021, the company reduced the size of each tranche of its syndicated credit facilities by US$500 million and $500 million to US$2.0 billion and $3.0 billion, respectively, and extended the maturity from April 2022 and April 2023 to June 2024 and June 2025, respectively.
On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.
During the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10%, originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of  $12 million ($9 million after-tax).
The company also completed an early redemption of its US$220 million (book value of  $278 million) senior unsecured notes with a coupon of 9.40%, originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of  $10 million ($8 million after-tax).
Effective March 5, 2021, the company terminated $2.8 billion of bilateral credit facilities as these credit facilities were no longer required. The terminated credit facilities had a two-year term and were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic should they have been required.
7. Supplemental Cash Flow Information
The (increase) decrease in non-cash working capital is comprised of:
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Accounts receivable	321	(10)	(767)	1 213
Inventories	100	(138)	(544)	391
Accounts payable and accrued liabilities	699	523	1 891	(1 392)
Current portion of provisions	131	8	215	11
Income taxes payable (net)	824	(174)	1 426	(1 431)
	2 075	209	2 221	(1 208)
Relating to:
Operating activities	2 077	79	2 036	(794)
Investing activities	(2)	130	185	(414)
	2 075	209	2 221	(1 208)
8. Earnings (Loss) per Common Share
	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	877	(12)	2 566	(4 151)
(millions of common shares)
Weighted average number of common shares	1 477	1 525	1 501	1 526
Dilutive securities:
Effect of share options	—	—	—	—
Weighted average number of diluted common shares	1 477	1 525	1 501	1 526
(dollars per common share)
Basic and diluted earnings (loss) per share	0.59	(0.01)	1.71	(2.72)
2021 Third Quarter   Suncor Energy Inc.   57

Notes to the Consolidated Financial Statements
9. Normal Course Issuer Bid
During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022. For the three months ended September 30, 2021, the company repurchased 28.1 million common shares under the 2021 NCIB at an average price of  $25.05 per share, for a total repurchase cost of  $704 million. For the nine months ended September 30, 2021, the company repurchased 63.1 million common shares under the 2021 NCIB at an average price of  $26.39 per share, for a total repurchase cost of  $1.67 billion.
During the third quarter of 2021, Suncor received approval from the TSX to amend the 2021 NCIB effective as of the close of markets on July 30, 2021, to purchase common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased under the 2021 NCIB from February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB have been amended.
Subsequent to the third quarter of 2021, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on October 29, 2021, to purchase common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The notice provides that Suncor may increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2021, and ending February 7, 2022, from 76,250,000 shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 106,700,000, or approximately 7% of Suncor’s public float as at January 31, 2021. No other terms of the NCIB have been amended.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2021	2020	2021	2020
Share repurchase activities (thousands of common shares)
Shares repurchased	28 112	—	63 101	7 527
Amounts charged to:
Share capital	463	—	1 039	124
Retained earnings	241	—	626	183
Share repurchase cost	704	—	1 665	307
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	September 30 2021	December 31 2020
Amounts charged to:
Share capital	132	—
Retained earnings	78	—
Liability for share purchase commitment	210	—
10. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
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The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2020	(121)
Cash settlements – paid during the year	208
Changes in fair value recognized in earnings during the year	(144)
Fair value outstanding at September 30, 2021	(57)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
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Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2021, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2021:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	75	82	—	157
Accounts payable	(188)	(26)	—	(214)
	(113)	56	—	(57)
During the third quarter of 2021, there were no transfers between Level 1 and Level 2 fair value measurements.
A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor’s customers are large and established downstream companies with investment grade credit ratings.
Non-Derivative Financial Instruments
At September 30, 2021, the carrying value of fixed-term debt accounted for under amortized cost was $14.6 billion (December 31, 2020 – $15.2 billion) and the fair value was $17.8 billion (December 31, 2020 – $18.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
11. Asset Impairment
Oil Sands
During the first quarter of 2020, the company recorded an impairment of  $1.38 billion (net of taxes of  $0.44 billion) on its share of the Fort Hills assets in the Oil Sands segment.
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Notes to the Consolidated Financial Statements
No indicators of impairment or reversals of impairment were identified at September 30, 2021.
Exploration and Production
White Rose assets:
During the first quarter of 2020, the company recorded an impairment of  $137 million (net of taxes of  $45 million) on its share of the White Rose assets in the Exploration and Production segment.
In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed another impairment test of the White Rose cash-generating unit (CGU). An after-tax impairment charge of  $423 million (net of taxes of  $136 million) was recognized and the White Rose CGU was fully impaired at December 31, 2020.
No indicators of impairment reversal were identified at September 30, 2021.
Terra Nova assets:
During the third quarter of 2021, the company finalized an agreement with the co-owners of the Terra Nova project to restructure the project ownership and move forward with the Asset Life Extension project. The agreement increased the company’s working interest to approximately 48% (previously approximately 38%) and includes royalty and financial support from the Government of Newfoundland and Labrador. The company received $26 million (net of taxes of  $8 million) in cash consideration to acquire the additional 10% working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the third quarter of 2021, the company performed an impairment reversal test on the Terra Nova cash generating unit (CGU) as the recoverable amount of this CGU was sensitive to the financial support from the Government of Newfoundland and Labrador and revised royalty structure resulting in increased profitability and economic value. The impairment reversal test was performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 10).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the Terra Nova CGU and the company recorded an impairment reversal of  $168 million (net of taxes of  $53 million) on its share of the Terra Nova assets in the Exploration and Production segment. In addition to the financial support from the government, the recoverable amount was determined based on the following asset-specific assumptions:
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Brent price forecast of US$65.00/bbl in 2023 and US$68.00/bbl in 2024, escalating at 2% per year thereafter over the life of the project to 2033 and adjusted for asset-specific location and quality differentials;

•
the anticipated return to operations before the end of 2022 and the company’s share of production of approximately 6,000 bbls/d (37.68% working interest) over the life of the project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $177 million as at September 30, 2021.
During the first quarter of 2020, the company recorded an impairment of  $285 million (net of taxes of  $93 million) on its share of the Terra Nova assets in the Exploration and Production segment.
No other indicators of impairment or reversals of impairment were identified at September 30, 2021.
12. Provisions
Suncor’s decommissioning and restoration provision decreased by $1.1 billion for the nine months ended September 30, 2021. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 3.70% (December 31, 2020 – 3.10%).
13. Pensions and Other Post-Retirement Benefits
For the nine months ended September 30, 2021, the actuarial gain on employee retirement benefit plans was $810 million (net of taxes of  $255 million) mainly due to an increase in the discount rate to 3.30% (December 31, 2020 – 2.50%).
14. Assets Held for Sale
Subsequent to the third quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for after-tax proceeds of US$250 million net of closing adjustments and other closing costs, and future contingent consideration of up to US$50 million, resulting in an estimated after-tax gain on sale of approximately $235 million.
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The contingent consideration is receivable in the second half of 2023, if between July 2021 and June 2023 the Dated Brent average crude price equals or exceeds US$55/bbl, upon which US$25 million is receivable; or if the Dated Brent average crude price equals or exceeds US$65/bbl, upon which US$50 million is receivable. As at September 30, 2021, the company has reclassified the assets and liabilities related to its working interest in the Golden Eagle Area Development as assets held for sale. The company completed the sale on October 22, 2021 with an effective date of January 1, 2021. The Golden Eagle Area Development is reported within the Exploration and Production segment.
The table below details the assets and liabilities held for sale as at September 30, 2021:
($ millions)	September 30 2021
Assets
Current assets	16
Property, plant and equipment, net	237
Total Assets	253
Liabilities
Current liabilities	(8)
Provisions	(170)
Deferred income taxes	(3)
Total Liabilities	(181)
Net Assets	72
15. Subsequent Event
On October 27, 2021, Suncor’s Board of Directors approved an increase in the company’s quarterly dividend to $0.42 per common share from $0.21 per common share.
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